FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           for the fiscal year ended
                               December 31, 2002
                          Commission File No. 0-22342

                 TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN
                            (Full title of the Plan)


                              TRIAD GUARANTY INC.
               101 SOUTH STRATFORD ROAD, WINSTON-SALEM, NC 27104
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive office)




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                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                             (MODIFIED CASH BASIS)

                 TRIAD GUARANTY INC. 401(K) PROFIT-SHARING PLAN

DECEMBER  31,  2002 AND 2001 AND YEAR ENDED  DECEMBER  31,  2002 WITH  REPORT OF
                              INDEPENDENT AUDITORS


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                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)

           December 31, 2002 and 2001 and year ended December 31, 2002



                                    Contents

Report of Independent Auditors...............................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits (Modified Cash Basis)........3
Statement of Changes in Net Assets Available for Benefits
   (Modified Cash Basis).....................................................4
Notes to Financial Statements (Modified Cash Basis)..........................5

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year) (Modified Cash Basis)..............11

EXHIBITS

23.2  Consent of Independent Accountants

99.1  Statement Pursuant to Section 1350(a) of title 18, Untied States Code


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Triad Guaranty Inc. 401(k) Profit Sharing Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 TRIAD GUARANTY INC. 401(k) PROFIT-SHARING PLAN

June 26, 2003

                                 By:/s/Earl F. Wall
                                 -----------------------
                                 Earl F. Wall
                                 Senior Vice President, Secretary,
                                 General Counsel and Plan Administrator

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                         Report of Independent Auditors


Plan Administrator of the Triad Guaranty Inc.
    401(k) Profit-Sharing Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2002 and 2001, and changes therein (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 2.

                                       1
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Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 ERNST & YOUNG LLP

May 30, 2003



















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                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)



                                                      December 31
                                                2002               2001
                                            -------------------------------
Assets
Investments, at fair value                   $7,650,367          $7,208,978
                                            -------------------------------
Net assets available for benefits            $7,650,367          $7,208,978
                                            ===============================



See notes to financial statements.




                                       3
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                               Triad Guaranty Inc.
                           401(k) Profit-Sharing Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 2002



Additions:
   Investment income:
     Interest and dividends                          $         4,733


   Contributions:
     Participants                                          1,002,873
     Employer                                                390,657
     Rollover                                                 22,869
                                                     ---------------
                                                           1,416,399
                                                     ---------------
Total additions                                            1,421,132

Deductions:
   Net depreciation in fair value of investments             505,322
   Benefits paid to participants                             474,421
                                                     ---------------
Total deductions                                             979,743
                                                     ---------------
Net increase                                                 441,389

Net assets available for benefits:
   Beginning of year                                       7,208,978
                                                     ---------------
   End of year                                       $     7,650,367
                                                     ===============


See notes to financial statements.



                                       4
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                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                              (MODIFIED CASH BASIS)

                                DECEMBER 31, 2002


1. DESCRIPTION OF PLAN

The following description of the Triad Guaranty Inc. 401(k) Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan covering all employees of Triad Guaranty Inc. and its subsidiaries (the "Company" or the "Plan Sponsor") who have at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan became effective November 1, 1993.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of their annual compensation, as defined in the Plan. However, these elective deferral contributions may not exceed the dollar limitation contained in Section 402(g) of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In accordance with the Plan provisions, the Company may match the participant's elective deferral contribution. The discretionary percentage matched is determined by the Plan sponsor. Additional amounts may be contributed at the option of the Plan sponsor. Contributions receivable were approximately $28,000 and $0 as of December 31, 2002 and 2001, respectively.

FORFEITURES

Forfeitures of matching contributions of $18,557 were used to reduce employer contributions during 2002.

                                       5
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                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)




1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions (elective deferral contribution) and allocations of (a) the Company's contributions and (b) the Plan's earnings. Allocations are based on participants' compensation and account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants are 20% vested after 1 year, 40% vested after 2 years, 60% vested after 3 years, 80% vested after 4 years and 100% vested after 5 years of service.

PARTICIPANTS LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum payment equal to the vested value of his or her account. Upon death, disability or retirement, a participant may receive either a lump-sum payment equal to the vested value of his or her account, or choose from several annuity options.


                                       6

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                              TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)



1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, investments are recorded at fair value, contributions are recorded when received and benefits are recorded when paid.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of the registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Marketable securities are stated at fair value. The participant loans are valued at their outstanding balances, which approximate their fair value.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)



3. INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Investments that represent 5 percent or more of the Plan's net assets as of December 31 are as follows:

                                                         2002           2001
                                                     --------------------------

  Investments at fair value as determined by
    quoted market price:
        Triad Guaranty Inc. Common Stock             $ 3,255,875    $ 4,267,321
        Merrill Lynch Retirement Preservation Trust    1,417,740              -
        Davis New York Venture Fund                      827,778        885,721
        Alger Capital Appreciation Portfolio             510,153        580,468
        PIMCO Total Return Fund                          498,223        349,697

During 2002, the Plan's investments (including investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

                                                   Net Appreciation
                                                   (Depreciation)
                                                in Fair Value During
                                                        Year
                                                --------------------

     Triad Guaranty Inc. Common Stock              $     163,891
     Mutual Funds                                       (669,213)
                                                   --------------
                                                   $    (505,322)
                                                   ==============

                                       8

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                              TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        (MODIFIED CASH BASIS) (CONTINUED)



4. exempt party-in-interest transactions

All Plan investments are managed by the trustee, Merrill Lynch, and, therefore, these transactions qualify as a party-in-interest. All fees for the investment manager services were paid by the Plan sponsor.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. All administrative expenses are paid directly by the Plan sponsor.

5. INCOME TAX STATUS

The Plan received an opinion letter from the Internal Revenue Service dated June 4, 2002, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                       9
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                              SUPPLEMENTAL SCHEDULE





















                                       10

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                               TRIAD GUARANTY INC.
                           401(K) PROFIT-SHARING PLAN
                                 EIN: 56-1838519
                                PLAN NUMBER: 001
                               SCHEDULE H, LINE 4I

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                              (MODIFIED CASH BASIS)

                                DECEMBER 31, 2002

                                                          (c)
                                                   Description of
                                                Investment, Including
  (a)                          (b)               Maturity Date, Rate
                                                 of Interest, Current
                  Identity of Issue, Borrower,     Collateral, Par       (e)
                     Lessor or Similar Party      or Maturity Value     Value
----- ---------------------------------------- ----------------------- ---------

   *  Triad Guaranty Inc. Common Stock             88,333 shares     $ 3,255,875
       Davis New York Venture Fund                 39,534 shares         827,778
        Dreyfus Founders Discovery Fund             5,084 shares          97,058
       Alger Capital Appreciation Portfolio        86,909 shares         510,153
       PIMCO Total Return Fund                     46,694 shares         498,223
       Federated International Equity Fund         26,594 shares         306,098
   *   Merrill Lynch Fundamental Growth Fund        2,225 shares          28,256
       Van Kampen American Value Fund                 672 shares          10,146
   *   Merrill Lynch Small Cap Value Fund           4,031 shares          72,679
       PIMCO Innovation Fund                        1,649 shares          17,762
       PIMCO Mid-Cap Growth Fund                    3,643 shares          55,667
   *   Merrill Lynch S&P 500 Index Fund            17,842 shares         191,979
       AIM Balanced Fund                            2,291 shares          47,678
   *   Merrill Lynch Retirement
          Preservation Trust                    1,417,740 shares       1,417,740
       Other Assets                               291,397 shares         291,397

       Loans                                     Various maturities
                                                 with rates ranging
                                                 from 5.75% to 7.75%      21,878
                                                                     -----------
                                                                     $ 7,650,367
                                                                     ===========
* Indicates party in interest to the Plan

Note: Cost information has not been included because all investments are participant directed.